DIRECCIÓN CORPORATIVA DE FINANZAS

SUBDIRECCIÓN DE TESORERÍA

GERENCIA DE FINANCIAMIENTOS E INVERSIONES

September 20, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petróleos Mexicanos Registration Statement on Form F-4 (File No. 333-274605)

Ladies and Gentlemen:

On September 20, 2023, Petróleos Mexicanos (the “Issuer”) and Pemex Exploración y Producción, Pemex Transformación Industrial and Pemex Logística and their respective successors and assignees (collectively, the “Guarantors” and, together with Petróleos Mexicanos, “PEMEX”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-4 (the “Registration Statement”). The Registration Statement registers up to U.S. $2,000,000,000 in aggregate principal amount of 10.000% Notes due 2033 of the Issuer (the “New Securities”) to be exchanged for the outstanding 10.000% Notes due 2033 of the Issuer (such offer to exchange, the “Exchange Offer,” and such outstanding 10.000% Notes due 2033, the “Old Securities”) based on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13, 1988) (the “Exxon Capital Letter”), the Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of such Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows on its behalf and on behalf of the Guarantors.

PEMEX has not entered into any arrangement or understanding with any person to distribute the New Securities to be received in the Exchange Offer, and to the best of PEMEX’s information and belief, each person participating in the Exchange Offer is acquiring the New Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offer. In this regard, PEMEX will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Securities to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction. PEMEX acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

To the best of PEMEX’s information and belief, no broker-dealer participating in the Exchange Offer with respect to Old Securities acquired for its own account as a result of market-making activities or other trading activities has entered into any arrangement or understanding with PEMEX or any affiliate of PEMEX to distribute the Old Securities. In addition, PEMEX (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives New Securities in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Securities and (ii) will include in the Exchange Offer prospectus the additional deemed representation that if the exchange offeree is a broker-dealer holding Old Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Securities received in respect of such Old Securities pursuant to the Exchange Offer.

[Signature page follows]

Very truly yours,

PETRÓLEOS MEXICANOS

By:	/s/ José Alberto Jiménez Hernández

Name:	José Alberto Jiménez Hernández
Title:	Associate Managing Director of Finance

[Signature Page to SEC Reliance Letter]